Exhibit 99.3

JOE C. NEAL & ASSOCIATES
PETROLEUM ENGINEERING CONSULTANTS
214 W. Texas Ave. Suite 600
Midland, Texas 79701
432-683-4371   FAX:432-683-9279
E-Mail: info@joecneal.com

March 24, 2015

FieldPoint Petroleum Corporation
Attn:  Mr. Greg Thagard
P O Box 200685
Austin, TX  78720

Re:	Evaluation of Oil and Gas Reserves to the interest of FieldPoint Petroleum Corporation Effective January 1, 2015 based on SEC Guidelines

Mr. Thagard,

In accordance with your request, we have estimated the extent and value of domestic proved crude oil, condensate and gas reserves owned by FieldPoint Petroleum Corporation as of January 1, 2015.  The properties to which proved reserves are attributable are located in the states of New Mexico and Texas.  The estimated reserves are based on a detailed study of properties owned by FieldPoint Petroleum Corporation.  During this study, we consulted freely with the officers and employees of FieldPoint Petroleum Corporation and were given access to such records, geological and engineering reports, and other data as were desired for examination.  In preparation of this report, we have relied, without independent verification, upon information furnished by FieldPoint Petroleum Corporation with respect to property interest owned by it, production from such properties, current costs of operation, current prices for production agreements relating to current and future operation and various other information and data which were accepted as represented.  The results of our third party study, completed on February 3, 2015, are presented herein.  The properties reviewed by Joe C. Neal & Associates represent only properties in Chaves and Lea Counties, New Mexico and Andrews County, Texas of the total net proved reserves of FieldPoint Petroleum Corporation.

The summary below includes FieldPoint Petroleum Corporation Proved Reserves only.  It was not considered necessary to make a field examination of the physical condition and operation of the properties in which FieldPoint Petroleum Corporation owns an interest.

We estimate the Net Proved Reserves, Future Net Revenue, and the Present Value of Future Net Revenue from the properties of FieldPoint Petroleum Corporation as of January 1, 2015 to be as follows:

Classification of Reserves	Oil and Condensate (MBBL)	Gas (MMCF)	Future Net Revenue (M$)	Present Value Discounted at 10% (M$)
Proved Developed:
Producing	322	250	20,762	11,994
Non-Producing	89	17	5,551	3,481

Proved Developed	411	267	26,313	15,475

Proved Undeveloped	114	218	6,240	2,852

Total Proved	525	485	32,553	18,327

The following table sets forth the changes in total Proved Reserves owned by FieldPoint Petroleum Corporation as of January 1, 2015.

	Net Liquid (MBBL)	Net Gas (MMCF)
Total Proved Reserves Developed and Undeveloped:
Beginning of Period January 1, 2014	470	269
Revisions of Previous Estimates	107	305
Beginning of Period as Revised	577	574

Additions from Drilling and Purchase	0	0
Extensions	0	0
Sales of Minerals-in-Place	0	0
Production	(52)	(89)
End of Period January 1, 2015	525	485

Proved Developed Reserves:
Beginning of Period January 1, 2014	276	182
End of Period January 1, 2015	411	267

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s (“SEC”) Regulations Part 210.4-10(a).  An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Definitions of Oil and Gas Reserves” is included as an attachment to this report.  Reserves for the producing properties were determined by extrapolation of the production decline trends, where applicable, analogy with similar offset wells, by volumetric calculations using basic reservoir parameters such as porosity, water saturation, net pay thickness, and estimated areal extent of the reservoir, or by material balance calculations. Reserves for the Proved Developed Non-Producing and Proved Undeveloped properties were determined by volumetric calculations and/or by analogy with offset wells.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The estimates of reserves presented herein were based upon a detailed study of the properties in which FieldPoint Petroleum Corporation owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  FieldPoint Petroleum Corporation has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future production and income, we have relied upon data furnished by FieldPoint Petroleum Corporation with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isopach maps, well logs, core analyses, and pressure measurements.  Joe C. Neal & Associates reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by FieldPoint Petroleum Corporation.

The value estimated in this report is based on the assumptions that the properties are not negatively affected by the existence of hazardous substances or detrimental environmental conditions.  We are experts in the identification of hazardous substances or detrimental environmental conditions, but have not been asked to perform an environmental study.  It is possible that tests and inspections conducted by a qualified hazardous substance and environmental expert could reveal the existence of hazardous material and environmental conditions on or around the properties that would negatively affect the properties' value.
 Property identification, expense and revenue interests, actual product prices, and operating expenses were provided by FieldPoint Petroleum Corporation.  This data was not verified by inspection of internal records and files, nor was a physical inspection made of the properties.  Information regarding prices and the particular pricing categories under current governmental regulations was supplied by FieldPoint Petroleum Corporation.

Net oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids attributed to the revenue interests of FieldPoint Petroleum Corporation.  Net income to the interests of FieldPoint Petroleum Corporation is the future net revenue after deduction of state and county taxes, operating expenses, and investments, if applicable.  The resulting net income is before federal income tax and does not consider any encumbrances against the properties, if such exist.  Minor variations in composite columns totals result from computer rounding.  Values of the estimated net proved reserves are expressed in terms of future net revenue and present value of future net revenue.  Future net revenues are calculated by deducting estimated operating expenses, capital costs, and severance and ad Valorem taxes from the future gross revenue.

Present value of future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization.  The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests.

A summary projection of the estimated future net revenue and present value of future net revenue as of January 1, 2015 is as follows:

Year	Proved Developed Future Net Revenue $	Discounted at 10% $

2015	3,818,661	3,635,398
2016	3,197,068	2,778,798
2017	2,480,607	1,958,699
Remaining	16,816,899	7,101,608
Total	26,313,235	15,474,503

The future net revenue set forth above reflects estimated capital expenditures in the amount of $64,958.00 necessary to develop those reserves classified as Proved Developed Producing and Proved Developed Non-Producing.  Proved Undeveloped net revenue reflects estimated capital costs of $3,158,825.00 to drill and complete those wells.

Estimated reserves and future net income amounts presented in this report, as of January 1, 2015, are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the twelve (12) month period prior to the ending date of the period covered in this report (determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations).  The benchmark price of $94.26 per barrel has been adjusted by lease for gravity, transportation fees and regional price differentials to an average of $90.08.  Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $4.28 per MCF and have been adjusted by lease for BTU content, transportation fees and regional price differentials to an average of $5.47.  The oil and gas prices were held constant for the economic life of the properties as specified by the SEC.  Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons.  Gas volumes are expressed at standard conditions of sixty degrees (60°) Fahrenheit and at the standard pressure base of the respective area in which the reserves are located.

Operating expenses including direct and indirect overhead expenses were supplied by FieldPoint Petroleum Corporation and were held constant for the life of the properties.  Severance and ad valorem taxes were deducted in the lease reserves and economics projections at the standard state rates.

Joe C. Neal & Associates is an Independent Petroleum and Environmental Engineering Consulting Firm that has been providing Petroleum Consulting Services throughout the world for thirty nine (39) years.  Joe C. Neal & Associates does not have any financial interest, including stock ownership, in FieldPoint Petroleum Corporation.  Our fees were not contingent on the results of our evaluation.  Joe C. Neal & Associates has used all procedures and methods that it considered necessary to prepare this report.  The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualification, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

This report is solely for the information of and assistance to FieldPoint Petroleum Corporation for their use in SEC filings.  It is not to be used, circulated, quoted, or otherwise referred to for any purpose without the express written consent of the undersigned except as required by law.  Data utilized in this report will be maintained in our files and is available for your use.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved reserves included herein were determined in conformance with the SEC Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

It has been our privilege to serve you by preparing this evaluation.

Yours Very Truly,

Joe C. Neal & Associates
Licensed Professional Engineer
Registration Number: 23238
Registered Professional Engineering Firm
Registration Number: F-001308

DEFINITIONS OF OIL AND GAS RESERVES
17 CFR § 210.4-10 Federal Register Dated December 31, 2008/Filed January 13, 2009

Developed oil and gas reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Proved oil and gas reserves 2

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including government entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-date-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

2 Joe C. Neal & Associates separates proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells; proved developed nonproducing reserves as those to be recovered from wells or intervals within wells, which are completed but shut in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.

TABLE		Gross	Gross	Net	Net	Revenue	Oper	Sev	Ad Val	Net	Net	Net
NUMBER	Lease Name	OIL	GAS	OIL	GAS	to Int.	Expense	Tax	Tax	Investment	Income	Income

7	EAST LUSK 15 FEDERAL COM #01Y	103.129	205.101	37.416	74.413	3782.572	841.050	268.834	0.000	0.000	2672.688	1717.945
8	EAST LUSK 15 FEDERAL COM #02	68.953	97.982	25.017	35.549	2450.629	645.750	173.995	0.000	0.000	1630.884	1189.030
9	EAST LUSK 15 FEDERAL COM #03H	127.717	340.190	46.337	123.425	4857.144	919.800	345.590	0.000	0.000	3591.754	2265.163
10	JENNINGS FEDERAL #01	109.402	11.637	79.384	8.444	7106.861	1873.550	503.216	0.000	0.000	4730.093	2503.117
11	JENNINGS SWD	0.000	0.000	0.000	0.000	999.606	0.000	0.000	0.000	0.000	999.606	416.328
12	KORCZAK FEDERAL #01	107.930	72.804	11.872	8.008	1114.042	143.534	78.985	0.000	0.000	891.524	520.795
13	QUINOCO SULIMAR #01	58.643	0.000	50.140	0.000	4616.872	1113.600	326.875	0.000	0.000	3176.398	1441.431
6	TOTAL NM PROVED DEVELOPED PRODUCING	575.774	727.714	250.167	249.840	24927.726	5537.284	1697.494	0.000	0.000	17692.947	10053.809
15	ARROWHEAD	2.919	0.000	2.335	0.000	209.444	164.250	9.634	6.993	0.000	28.566	26.481
16	NORTH BLOCK 12 UNIT	80.718	0.000	69.141	0.000	6201.973	2669.161	285.291	207.084	0.000	3040.436	1913.333
17	STATE OF TEXAS -Z-	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
14	TOTAL TX PROVED DEVELOPED PRODUCING	83.636	0.000	71.476	0.000	6411.417	2833.411	294.925	214.077	0.000	3069.003	1939.814
3	TOTAL PROVED DEVELOPED PRODUCING	659.410	727.714	321.644	249.840	31339.142	8370.695	1992.420	214.077	0.000	20761.950	11993.622
19	PDNP KORCZAK FEDERAL #01	113.286	156.421	12.461	17.206	1217.933	47.314	86.467	0.000	5.169	1078.983	45.916
18	TOTAL NM PROVED DEVELOPED NON PRODUCING	113.286	156.421	12.461	17.206	1217.933	47.314	86.467	0.000	5.169	1078.983	45.916
21	PDNP ARROWHEAD #01	45.982	0.000	36.786	0.000	3314.745	896.500	152.478	110.679	50.000	2105.088	1594.373
22	PDNP N. BLK 12 #09 (D)	46.697	0.000	39.999	0.000	3587.942	926.087	165.045	119.801	9.790	2367.220	1840.593
20	TOTAL TX PROVED DEVELOPED NON PRODUCING	92.679	0.000	76.785	0.000	6902.687	1822.587	317.524	230.481	59.790	4472.308	3434.965
4	TOTAL PROVED DEVELOPED NON PRODUCING	205.965	156.421	89.246	17.206	8120.620	1869.901	403.991	230.481	64.958	5551.290	3480.881

24	PU E. LUSK 15 FED COM #04H	246.854	523.933	89.562	190.089	9120.279	1077.300	648.341	0.000	2818.025	4576.613	1998.394
25	PU KORCZAK FEDERAL #02	220.303	257.308	24.233	28.304	2339.990	169.775	166.062	0.000	340.800	1663.352	854.055
23	TOTAL NM PROVED UNDEVELOPED	467.157	781.241	113.795	218.393	11460.269	1247.075	814.403	0.000	3158.825	6239.964	2852.448
5	TOTAL PROVED UNDEVELOPED	467.157	781.241	113.795	218.393	11460.269	1247.075	814.403	0.000	3158.825	6239.964	2852.448
1	GRAND TOTAL ALL CATEGORIES	1332.532	1665.376	524.685	485.440	50920.031	11487.671	3210.813	444.558	3223.783	32553.204	18326.951